

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

>   **Re: Bookedbyus Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 7, 2011**
>   **File No. 333-176705**

Dear Mr. Person:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus

1.   Please revise the second paragraph to clarify that your discussion of the offering period in the paragraph only pertains to securities sold by the company in the offering, and that you may, in your discretion, extend the offering for an additional 90 days or such period as you deem reasonable.

2.   Please revise to also briefly discuss the selling shareholder component of your offering. This disclosure should include, without limitation, a discussion of when the sales will begin, how the sales will be effectuated, and the initial and subsequent offering prices.

Summary Information

Summary Information about Bookedbyus, page 7

3.   Please revise to briefly describe the timeline for the development of your business, the associated costs, and the uncertainties as to whether you will succeed in those efforts.

4.   Please briefly describe your plans for continuing operations and paying for offering expenses using existing cash if you do not receive any proceeds from the offering.

5.   Please revise the second paragraph to briefly describe your iDrive product.

Summary of the Offering by the Company, page 7

6.   Please revise the first paragraph to briefly describe the selling shareholder component of the offering.

Risk Factors, page 9

General

7.   It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. Please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

8.   It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please include a risk factor that explains the associated risks to potential investors.

9.   We note that "IDrive" is a registered trademark of Pro Softnet Corporation. Please add a risk factor discussing the potential risks associated with marketing a product that contains a similar name. See Item 503(c) of Regulation S-K.

"There is substantial uncertainty about the ability of Bookedbyus, Inc. to continue...," page 9

10.   The second sentence of this risk factor states that if you do not raise additional capital within 12 months of the effective date of this registration statement, you may be required to suspend or cease the implementation of your business plans. On page 31, however,

you state that if you sell all the shares in the offering, you believe that you will have sufficient funds to fully launch your planned business activities. Please revise to ensure that your disclosure consistently describes your financial condition if all shares are sold in the offering and if less than all of the shares are sold in the offering.

"There is no established market for shares of the company's common stock...," page 11

11.   Please revise to clarify that, as disclosed on page 20, you intend to apply for quotation on the OTC Bulletin Board.

"We expect to incur operating losses in the future because we have no revenue...," page 12

12.   You state in the second sentence that your management believes that the gross proceeds of $1 million from this offering will be sufficient to continue your planned activities for no more than twelve months after the offering. Please revise the risk factor to discuss your plans to continue if you sell less than $1 million of shares in the offering.

"Adoption of smartphones and PDA's may be slower than expected...," page 13

13.   This risk factor and the two immediately following risk factors contain several conclusions about adoption rates, obstacles, and challenges. Please provide support for these statements, state that they are your belief, or otherwise revise.

"As a distributor, we will depend on others to provide the products we intend...," page 13

14.   The first sentence of this risk factor states that you "intend on becoming" a third party reseller of Digital Programa Inc.'s rich media marketing software. Page F-27 indicates that you entered into your license agreement with Digital Programa on January 1, 2011. Please revise.

"Our officers and sole director own 50.67% of the outstanding shares...," page 14

15.   This risk factor is duplicative of a similar risk factor on page 12. Please revise.

Use of Proceeds, page 15

16.   Please revise to briefly discuss the selling shareholder component of your offering and to clarify that you will not receive any proceeds from the sale of shares by selling shareholders.

Selling Security Holders, page 18

17.   For each selling security holder that is a legal entity, revise to disclose the persons who have sole or shared voting or investment power over the entity. For guidance, refer to

Question 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Plan of Distribution

Sales of Shares by Selling Stockholders, page 21

18.   Please revise to disclose the price at which selling shareholders will sell their shares.

Information with Respect to the Registrant

Business Description, page 25

19.   Please revise your disclosure to discuss the material terms of your license agreement with Digital Programa Inc. See Item 101(h) of Regulation S-K. In addition, please file the license agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

20.   Please revise to provide a more detailed explanation of the two software applications developed by Digital Programa Inc. that you plan to sell and why your software is useful for your intended markets (i.e., financial services, entertainment/gaming, and large enterprises).

Market Opportunity, page 25

21.   With respect to every third-party statement in your prospectus, such as the market data included throughout this section, disclose the date of each report from which the statement is derived and provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

22.   Please provide supplemental support for your statement in the last sentence of the first paragraph of this section or revise to state that it is your opinion.

23.   It is unclear why statistics pertaining to Twitter usage are applicable to your product. Please revise.

Industry Overview, page 26

24.   Certain of the statistics included in this section are global statistics, but your license from Digital Programa Inc. is limited to the United States and Canada. Please revise to include pertinent geographically-limited statistics.

Wireless Advertising, page 27

25.   Please provide support for your statement in the penultimate paragraph of this section that the number of mobile video viewers will have a compound annual growth rate of 22.8% from 2009 through 2014.

Management's Discussion and Analysis, page 31

26.   Please revise to include the disclosure required by Item 303(a) of Regulation S-K. For example, but without limitation, include a more detailed discussion of your financial condition, changes in financial condition and results of operations for the applicable periods.

Capital Resources and Liquidity, page 31

27.   Please revise to discuss how you plan to continue operations if the offering is not fully subscribed and Mr. Person does not loan you funds.

Plan of Operations, page 32

28.   In the fourth paragraph of this section, you state that within 150 days of the date of the offering, you will "enter into a licensing agreement with a major studio and a financial institute." Please provide substantiation for this statement or revise to state that it is your hope.

29.   In the penultimate paragraph on this page, you state that you "expect" that revenue will be generated within 360 days following the closing of this offering. Please revise to provide substantiation for this statement or revise to state that it is your hope.

Executive Compensation, page 34

30.   We note that you have not included Ms. Fox in your summary compensation table. See Item 402(n) of Regulation S-K. Please revise.

31.   Please revise to include narrative disclosure explaining the amounts awarded to Mr. Person for the periods presented. See Item 402(o) of Regulation S-K.

32.   On page F-27, you discuss shares issued to a former officer and directors to settle unpaid management fees. Please tell us why you have not included any discussion of these payments in this section, or revise. See Item 402(m) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 37

33.   Please revise footnote 2 to clarify whether the shares listed for Ms. Fox also include the amounts she beneficially owns as the sole shareholder of CBW Inc.

Certain Relationships and Related Transactions, page 37

34.   Please revise to provide all information required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure on page F-10 discussing amounts due to related parties, and your statement on page 36 that Mr. Person and Ms. Fox are your promoters.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3428 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: Via Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC